Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Heartstone Farm, Inc.
128 PAINE RD, ME
CHARLESTON, ME 04422-3424
https://heartstonefarm.me

Up to $1,234,995.00 in Common Stock at $15.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Heartstone Farm, Inc.
Address: 128 PAINE RD, ME, CHARLESTON, ME 04422-3424
State of Incorporation: DE
Date Incorporated: September 23, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,234,995.00 | 82,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $15.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maine Seed Capital Tax Credit Program

For Maine taxpayers only: Heartstone Farm has been approved as a qualified investment under the Maine Seed Capital Tax Credit Program, which provides a non-refundable credit over four years for up to 40% of your total investment in the Company. Investors with Maine source income tax liability are eligible to take advantage of the credit upon submission of an application with the Finance Authority of Maine.

Investment Incentives & Bonuses*

Loyalty Bonus: 10%

Heartstone Farm customers and supporters who registered before the launch to receive "Early Bird" notification, are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive:

Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap

10% off your next order

Tier 2 Perk: Invest $5,000+ and receive:

5% Bonus shares

10% off all orders for 3 months

A Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap

A set of Heartstone Farm Steak Knives

An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply) OR a Pasture-Raised 5-7 lb Holiday Prime Rib Roast (delivered in time for Christmas - limited supply

An invitation to annual Owner's Day barbecue held each summer at Heartstone Farm **

Tier 3 Perk: Invest $10,000+ and receive:

10% Bonus shares

10% off all orders for 6 months

A Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap

A set of Heartstone Farm Steak Knives

Either An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply) OR a Pasture-Raised 5-7 lb Holiday Prime Rib Roast (delivered in time for Christmas - limited supply)

An invitation to annual Owner's Day barbecue held each summer at Heartstone Farm**

Tier 4 Perk: Invest $20,000+ and receive:

10% Bonus shares

10% off all orders for 12 months

A Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap A set of Heartstone Farm Steak Knives

An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply)

A Pasture-Raised 5-7 lb Holiday Prime Rib Roast (delivered in time for Christmas - limited supply)

Receive a one year subscription of a meatbox of your choice

An invitation to annual Owner's Day barbecue held each summer at Heartstone Farm**

Tier 5 Perk: Invest $50,000+ and receive:

10% Bonus shares

10% off all orders for 12 months

An invitation to an exclusive dinner at Heartstone Farm for you and three guests with Farmer Dan (includes overnight lodging)

A Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap

A set of Heartstone Farm Steak Knives

An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply)

 A Pasture-Raised 5-7 lb Holiday Prime Rib Roast (delivered in time for Christmas - limited supply)

An invitation to annual Owner's Day barbecue held each summer at Heartstone Farm**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The

Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Travel and lodging expenses are not included with this perk.

<p align="center"><u>The 10% StartEngine Venture Club Bonus</u></p>

Heartstone Farm, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $15.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Heartstone Farm, Inc. ("Heartstone Farm" or the "Company") was established in November 2016 and headquartered in Charleston, Maine, operates as a direct-to-consumer seller of high-quality meat and meat products through its website. The company has converted to a Delaware C-Corp. The company offers a variety of proteins, including beef, poultry, and pork, some of which are raised on its own farm while others are sourced from a network of trusted external producers and processors. Heartstone Farm aims to revolutionize the way consumers purchase meat and the way farmers sell their livestock by bypassing traditional supermarkets and large meat processors.

Business Model

Heartstone Farm employs a direct-to-consumer model that eliminates the middleman, allowing for a more transparent and trustworthy supply chain. The company has established partnerships with over 50 family farms in the Northeast U.S. that provide beef, chicken, turkey, and pork, all free from antibiotics and hormones. This model ensures that consumers receive high-quality, ethically raised meat while supporting local farmers. The company operates a fulfillment center in Dover-Foxcroft, Maine, from which it warehouses and ships products to customers across 15 states in the Northeast U.S. Heartstone Farm's customer base has grown to over 17,000 loyal customers, contributing to a 130% year-over-year increase in sales in the first half of 2024.*

*During the same timeframe, the Company's Cost of Goods Sold increased by 132% and Expenses increased by 143%.

Corporate Structure

Heartstone Farm operates as an independent entity with no parent or subsidiary companies. The company's operations are managed by a dedicated team led by its founder and CEO, Dan Kaplan, who brings over 45 years of entrepreneurial experience across various industries, including technology, media, marketing, and green energy.

Corporate History

Heartstone Farm, Inc. was originally incorporated as Heartstone Farm, LLC in November 2016 in the state of Maine. Heartstone Farm, Inc. is organized under the laws of the state of Delaware. Since its inception, the company has grown by focusing on high-quality, ethically sourced meat and building strong relationships with family farms in the Northeast U.S.

Competitors and Industry

Industry

Heartstone Farm operates within the meat and food distribution industry, specifically targeting the growing market for healthy, sustainable, and ethically sourced meat products. This market is characterized by increasing consumer demand for transparency and quality in food production, driven by concerns over antibiotics, hormones, and inhumane farming practices prevalent in the traditional meat supply chain.

Competitors

Heartstone Farm competes with both traditional supermarket chains and other direct-to-consumer meat providers. Dominant players in the broader industry include large supermarket chains and the "Big 4" meat processors, who control 85% of U.S. meat production. Direct competitors include other online meat delivery services that focus on sustainable and ethically sourced products. Heartstone Farm differentiates itself through its strong commitment to humane farming practices, direct relationships with family farms, and a transparent supply chain.

Current Stage and Roadmap

Current Stage

Heartstone Farm is in the stages of growth and market expansion. In the first six months of 2024, the company's sales more than doubled compared to the previous year. The company plans to continue scaling its operations to meet increasing customer demand.

Road Map

Heartstone Farm has several key milestones planned for the near future:

Market Expansion: Heartstone Farm aims to expand its customer base beyond the current 15 states to achieve nationwide distribution. To accomplish nationwide distribution we may need to work with partners to create additional distribution centers in other regions of the country so that customers can receive their orders within 2 days.

Product Development: The company plans to introduce new meat products and possibly other farm-to-table offerings. We believe there is interest from our customers in additional products including seafood and prepared value-added items.

Infrastructure Enhancement: Investment in the fulfillment center and logistics to improve efficiency and scalability. We will need to expand our frozen storage and fulfillment capabilities as we grow. Potentially this could include working with Third Party Logistics (3PL) vendors to set up additional distribution points across the country.

The Team

Officers and Directors

Name: Daniel J Kaplan

Daniel J Kaplan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director, and Principal Financial Officer
  Dates of Service: November, 2016 - Present
  Responsibilities: I oversee all aspects of the business, including strategic planning, operations, finance, and partnerships. Salary: Dan does not receive a salary and does not plan to receive a salary in the future.

Name: Sean M Vealey

Sean M Vealey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President, Operations
  Dates of Service: February, 2023 - Present
  Responsibilities: I oversee and am responsible for operations of the business including finance, logistics, inventory, human resources, compliance, and fulfillment.

Other business experience in the past three years:

- Employer: Three Rivers Hospitality
  Title: Director Of Facilities and Maintenance
  Dates of Service: April, 2019 - November, 2022
  Responsibilities: Oversaw the facility and maintenance operations of a multi-unit restaurant, lodging, and adventure sports company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Kaplan	1,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 82,333 of Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maine Seed Capital Tax Credit Program

For Maine taxpayers only: Heartstone Farm has been approved as a qualified investment under the Maine Seed Capital Tax Credit Program, which provides a non-refundable credit over four years for up to 40% of your total investment in the Company. Investors with Maine source income tax liability are eligible to take advantage of the credit upon submission of an application with the Finance Authority of Maine.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: N/A
  Date: August 07, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,484,886 compared to $2,538,404 in fiscal year 2023. For the first six months of 2024, revenue was $2,574,225.

Revenue was stable in 2023 compared to 2022 as we laid the foundation for a significant growth phase beginning in 2024.

Cost of Sales

Cost of Sales for fiscal year 2022 was $1,729,726 compared to$ 1,721,991 in fiscal year 2023 and $1,687,536 for the first six months of 2024.

Despite inflationary pressures, our cost of sales have declined over the periods above due to increased efficiency. Additionally, we have diversified our product mix resulting in marginally lower Cost of Goods Sold (COGS).

Gross Margins

Gross margins for fiscal year 2022 were $755,161 compared to $816,413 in 2023 and $886,689 for the first six months of 2024.

As revenues have grown, we have been able to negotiate better pricing with some vendors such as freight and packaging.

Expenses

Expenses for fiscal year 2022 were $591,283 compared to $931,854 in fiscal year 2023 and $844,517 for the first six months of 2024. .

The increases were primarily driven by increased spending on advertising and marketing beginning in September 2023.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our business is growing rapidly. Past cash was primarily generated through sales and loans. Our goal is to grow our revenues and profitability through new customer acquisition, including increasing our geographic shipping area (currently 15 states). These plans will require an investment in marketing and advertising, as well as developing a distribution plan to provide coverage to more states. We are focussed on increasing the number of our customers who are subscribers since those customers have a much higher lifetime value (LTV) Subscriptions currently account for over 50% of our sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of an available shareholder loan in the amount of $300,000, and $122,501 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support our planned growth including marketing, inventory and key hires.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $40,000 for expenses related to operating expenses including personnel, overhead, and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a projected monthly burn rate of $80,000 for expenses related to operating expenses, inventory, personnel, overhead and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a line of credit, capital contributions from current stockholders and contemplated future capital raises after our CF raise.

Indebtedness

- Creditor: Lightstream (SunTrust)
  Amount Owed: $11,974.00
  Interest Rate: 6.49%
  Maturity Date: April 23, 2026
  Monthly payments of $475, covering both principal and interest amortization.

- Creditor: Maine Savings
  Amount Owed: $19,457.00
  Interest Rate: 3.0%
  Maturity Date: February 03, 2024

Monthly payments of $593, covering both principal and interest amortization.

- Creditor: US Small Business Administration (SBA)
  Amount Owed: $298,500.00
  Interest Rate: 3.75%
  Maturity Date: July 26, 2051
  The loan balance remained the same for 2022 and 2023.

- Creditor: FBN Finance
  Amount Owed: $352,560.00
  Interest Rate: 4.74%
  Maturity Date: March 01, 2025
  Maximum advance amount of $350,000 with periodic advances allowed until maturity.

- Creditor: Robert Crosby and Alan Ames
  Amount Owed: $121,458.00
  Interest Rate: 8.0%
  Maturity Date: March 18, 2032
  This is a mortgage loan for the real estate property acquired by the company.

- Creditor: Western Finance
  Amount Owed: $46,300.00
  Interest Rate: 0.0%
  Maturity Date: July 20, 2026
  Monthly payments of $1,500, covering both principal and interest amortization.

- Creditor: Shopify
  Amount Owed: $164,145.00
  Interest Rate: 0.0%
  Maturity Date: April 05, 2024
  Repayments are based on 15% of the company's daily sales.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is zero preferred stock authorized or outstanding; (ii) there are zero outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are zero shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,995.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory

23.0%

We will use 23% of the funds raised to purchase inventory for the Company's meat sales in preparation of growth of our customers and orders.

- Company Employment

  10.0%

  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: administration, marketing, business analyst. Wages to be commensurate with training, experience and position.

- Working Capital

  36.0%

  We will use 36% of the funds for working capital to cover expenses for business expansion as well as ongoing day-to-day operations of the Company.

- Marketing

  24.5%

  We will use 24.5% of the funds to develop and implement comprehensive marketing strategies to acquire new customers and marketing our StartEngine Raise. This includes online advertising, email marketing, public relations, and other promotional activities.

- StartEngine Service Fees

  1.0%

  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://heartstonefarm.me (https://heartstonefarm.me/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/heartstone

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Heartstone Farm, Inc.

[See attached]



HEARTSTONE FARM LLC
(the "Company")
a Maine Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022 and 6-month Period
Ending June 30, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: HeartStone Farm LLC, Management

We have reviewed the accompanying financial statements of HeartStone Farm LLC, (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
July 24, 2024

HEARTSTONE FARM LLC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Cash & cash equivalents	264,656	517,398
Accounts Receivable	2,354	540
Prepaid Assets	46,909	8,750
Inventory	357,706	99,978
Other Current Assets	35,913	18,614
Total Current Assets	707,538	645,279
Non-Current Assets:		
Fixed Assets-net	405,070	398,425
Total Non-Current Assets	405,070	398,425
TOTAL ASSETS	1,112,607	1,043,704
LIABILITIES AND EQUITY		
Accounts Payable	212,594	40,692
Unearned Revenue	11,111	8,218
Line of Credit	352,560	353,244
Shopify Loan	164,145	-
Vehicle Loan	31,431	44,247
Other Current Liabilities	32,068	26,554
Total Current Liabilities	803,909	472,955
SBA Loan	298,500	298,500
Freezer Loan	46,300	62,800
Building Loan	121,458	118,434
Total Non-Current Liabilities	466,258	479,734
TOTAL LIABILITIES	1,270,167	952,689
EQUITY		
Member's Capital	50,877	56,671
Accumulated Deficit	(208,437)	34,344
TOTAL EQUITY	(157,560)	91,015
TOTAL LIABILITIES AND EQUITY	1,112,607	1,043,704

HEARTSTONE FARM LLC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	6 months Ended June 30,	Year Ended December 31,	
	2024	2023	2022
Revenues			
Sales	2,574,225	2,538,404	2,484,886
Cost of Goods Sold	1,687,536	1,721,991	1,729,726
Gross Profit	886,689	816,413	755,161
Operating Expenses			
Advertising and Marketing	505,139	409,605	156,691
Property and Equipment Maintenance	43,878	128,264	85,615
Payroll and Employee Benefits	229,535	341,005	271,796
General and Administrative	65,964	52,981	77,180
Total Operating Expenses	**844,517**	**931,854**	**591,283**
Total Income (Loss) from Operations	42,173	(115,441)	163,878
Other Income/Expense			
Grant	-	-	4,025
Other Income	6,948	7,313	4,589
Total Other Income	**6,948**	**7,313**	**8,614**
Interest Expense	100,102	55,072	23,197
Bank Fees	75,857	76,657	79,095
Total Other Expense	**175,960**	**131,729**	**102,292**
Total Other Income/Expense	(169,012)	(124,416)	(93,678)
Earnings Before Income Taxes, Depreciation, and Amortization	(126,839)	(239,857)	70,200
Depreciation	1,605	2,924	2,868
Net Income (Loss)	(128,445)	(242,781)	67,332

HEARTSTONE FARM LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital			Accumulated Deficit	Total Member's Equity
	Units	$ Amount			
Beginning balance at 1/1/22	-	25,765		(32,988)	(7,222)
Contribution		30,905		-	30,905
Distribution				-	-
Net income (loss)				67,332	67,332
Ending balance at 12/31/22	-	56,671		34,344	91,015
Contribution				-	-
Distribution		(5,794)		-	(5,794)
Net income (loss)				(242,781)	(242,781)
Ending balance at 12/31/23	-	50,877		(208,437)	(157,560)

HEARTSTONE FARM LLC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(242,781)	67,332
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	2,924	2,868
(Increase) Decrease in Accounts Receivable	(1,814)	(540)
(Increase) Decrease in Prepaid Assets	(38,160)	(8,750)
(Increase) Decrease in Inventory	(257,728)	124,106
(Increase) Decrease in Other Current Assets	(17,299)	(15,468)
Increase (Decrease) in Accounts Payable	171,902	(24,028)
Increase (Decrease) in Unearned Revenue	2,893	(10,672)
Increase (Decrease) in Other Current Liabilities	5,514	(2,602)
Increase (Decrease) in Other Non-current Liabilities	-	(4,025)
Total Adjustments to reconcile Net Income to Net Cash used in and provided by operations:	(131,768)	60,890
Net Cash provided by (used in) Operating Activities	(374,549)	128,222
INVESTING ACTIVITIES		
Fixed Assets	(9,569)	(357,267)
Net Cash used in Investing Activities	(9,569)	(357,267)
FINANCING ACTIVITIES		
Proceeds from (Payment for) Line of Credit	(684)	286,141
Proceeds from Shopify Loan	164,145	-
Payment for Vehicle Loan	(12,816)	(11,514)
Proceeds from (Payment for) Freezer Loan	(16,500)	62,800
Proceeds from (Payment for) Building Loan	3,023	118,434
Contribution form (Distribution to) Member	(5,794)	30,905
Net Cash provided by Financing Activities	131,375	486,766
Cash at the beginning of period	517,398	259,677
Net Cash increase (decrease) for period	(252,743)	257,721
Cash at end of period	264,656	517,398

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Heartstone Farm LLC, established in Maine in November 2016, operates as a seller of meat and meat products through its website. The company offers proteins or meats and meat products including beef, poultry, and pork, some of which are raised on its own farm and others sourced from external producers and processors. The company is headquartered in Charleston, Maine, with a fulfillment center located in Dover-Foxcroft, Maine, where it warehouses and ships its products. The Company's customer base spans 15 states in the Northeast United States.

The Company plans to conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and despite being profitable in 2022, it has realized losses in 2023 and may continue generating losses in the future. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $264,656 and $517,398 in cash as December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized obligations arising from normal trade terms. These receivables are stated at the amount billed to the customer. Payments are allocated to specific invoices identified on the customer's remittance advice, or, if unspecified, applied to the earliest unpaid invoices. Payments are generally collected upfront, but certain customers may be allowed payment terms of up to 30 days and, in some instances, even up to 6 months.

The Company had minimal receivables of $2,354 and $540 as of December 31, 2023, and 2022, respectively. The Company estimates an allowance for doubtful accounts based on an evaluation of the current status of receivables, historical experience, and other relevant factors. As there are minimal receivables and the historical experience indicates a low risk of default, no allowance for doubtful accounts has been recognized for either year.

Inventory

Inventory consisted primarily of finished products, including frozen packaged meat categorized into beef, pork, poultry, and other varieties, as well as live cattle, slaughtered cattle hanging at the butcher, and packaging materials. Inventories are stated by the Company at weighted average cost. Aggregate inventory at December 31, 2023, and December 31, 2022, was $357,706 and $99,978, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly enhance the productive capacity or extend the useful life of an asset are capitalized. Conversely, expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, both the cost and related accumulated depreciation are removed from the accounts, and any resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets. Depreciation expenses recognized as of December 31, 2023, and December 31, 2022, were $2,924 and $2,868, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

		2023	2022
Property Type	Useful Life in Years	Cost	Cost
Vehicles and Machinery	7	67,723	67,723
Machinery and Equipment	7	119,151	114,076
Building Improvements	15	9,610	6,613

Small Equipment	7	21,488	21,488
Office Equipment	7	3,648	2,151
Building	39	244,176	244,176
Vehicle	5	35,000	35,000
Grand Total	-	**500,796**	**491,227**
Accumulated Depreciation		95,726	92,802
Property and Equipment, net	-	**405,070**	**398,425**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling meats and meat products (beef, poultry, and pork) that it raises as well as those sourced from other producers. These products are sold directly to consumers through the Company's website and shipped directly to them.

The Company's primary performance obligation is to deliver the ordered products to the customers.

Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative
General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

Income Taxes
The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax

assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Maine. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

As of the date of these financials, the Company is on extension for filing its 2023 tax returns and is still in the process of completing the filing.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

<u>Vehicle Loans</u>

Freezer Van Loan - On April 23, 2019, the Company financed a freezer van through Lightstream (SunTrust) for an amount of $32,000. The loan is payable over 84 months from the date of grant, with an annual interest rate of 6.49% and monthly payments of $475, covering both principal and interest amortization.

As of December 31, 2023, and December 31, 2022, the outstanding principal balances were $11,974 and $17,674, respectively.

Truck Loan - On February 1, 2021, the Company financed another vehicle through Maine Savings for an amount of $39,025, payable on or before February 3, 2024. The loan carries an annual interest rate of 3%, with monthly payments of $593 covering both principal and interest amortization.

As of December 31, 2023, and December 31, 2022, the outstanding principal balances were $19,457 and $26,573, respectively.

<u>Small Business Loan</u>

On July 26, 2021, the Company was granted a loan by the US Small Business Administration (SBA) for an amount of $297,600 with an interest rate of 3.75% per annum. The loan has a term of 30 years from the grant date.

As of December 31, 2023, and December 31, 2022, the outstanding balances, including accrued interest, were $298,500 for both years.

<u>Line of Credit</u>

The Company entered into a line of credit agreement with FBN Finance on March 9, 2022. This agreement allows for periodic advances up to a maximum of $350,000, with an annual interest rate of 4.74%. Advances can be made from the date of the agreement until the maturity date of March 1, 2025.

As of December 31, 2023, and December 31, 2022, the outstanding balances, including accrued interest, were $352,560 and $353,244, respectively.

<u>Building Loan</u>

On March 18, 2022, the Company acquired a real estate property for $239,000. To finance this purchase, the Company paid a portion in cash and entered into a mortgage loan agreement with sellers Robert Crosby and Alan Ames for the remaining $122,000. The loan carries an annual interest rate of 8% and matures in 2032.

As of December 31, 2023, and December 31, 2022, the outstanding principal balances were $121,458 and $118,434, respectively.

Equipment Loan

In July 2022, the Company financed freezer equipment through Western Finance for $72,000. The loan is payable over 48 months from the date of the grant, with monthly payments of $1,500 covering both principal and interest amortization.

As of December 31, 2023, and December 31, 2022, the outstanding principal balances were $46,300 and $62,800, respectively.

Working Capital Loan

On November 2, 2023, the Company entered into a working capital loan agreement with Shopify for $250,000, with a maturity date of April 5, 2024. Repayments are based on 15% of the Company's daily sales. As of December 31, 2023, the outstanding principal balance including accrued interest of this loan was $164,145.

NOTE 6 – EQUITY
The Company is a limited liability company with a single member who holds 100% of the ownership interest.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 24, 2024, the date these financial statements were available to be issued. Consequently, the financial statements, specifically the Income Statement and Balance Sheet of the Company as of June 30, 2024, are presented to provide a comprehensive view of the Company's financial performance and position up to that date, reflecting all material events and changes occurring after December 31, 2023.

	6 months Ended June 30,	Year Ended December 31,	
	2024	2023	2022
Revenues			
Sales	2,574,225	2,538,404	2,484,886
Cost of Goods Sold	1,687,536	1,721,991	1,729,726
Gross Profit	886,689	816,413	755,161
Operating Expenses			
Advertising and Marketing	505,139	409,605	156,691
Property and Equipment Maintenance	43,878	128,264	85,615
Payroll and Employee Benefits	229,535	341,005	271,796
General and Administrative	65,964	52,981	77,180
Total Operating Expenses	**844,517**	**931,854**	**591,283**
Total Income (Loss) from Operations	**42,173**	**(115,441)**	**163,878**

Other Income/Expense			
Grant	-	-	4,025
Other Income	6,948	7,313	4,589
Total Other Income	**6,948**	**7,313**	**8,614**
Interest Expense	100,102	55,072	23,197
Bank Fees	75,857	76,657	79,095
Total Other Expense	175,960	131,729	102,292
Total Other Income/Expense	**(169,012)**	**(124,416)**	**(93,678)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(126,839)**	**(239,857)**	**70,200**
Depreciation	1,605	2,924	2,868
Net Income (Loss)	**(128,445)**	**(242,781)**	**67,332**

As shown by the preceding Income Statement of the Company for the period ended June 30, 2024, the Company experienced a significant increase in sales. For the six months ending June 30, 2024, sales amounted to $2,574,225, representing a 103% increase compared to the average semi-annual sales of $1,269,202 for the same period in 2023. Additionally, the Company also reported a notable increase in gross profit, with $886,689 for the six months reflecting a 117% increase compared to the average semi-annual gross profit of $408,207 for the same period in 2023.

	As of 6 months Ended June 30,	**As of December 31,**	
	2024	**2023**	**2022**
ASSETS			
Cash & cash equivalents	122,501	264,656	517,398
Accounts Receivable	-	2,354	540
Prepaid Assets	-	46,909	8,750
Inventory	655,084	357,706	99,978
Other Current Assets	78,962	35,913	18,614
Total Current Assets	856,547	707,538	645,279
Non-Current Assets:			
Fixed Assets-net	452,598	405,070	398,425
Total Non-Current Assets	452,598	405,070	398,425
TOTAL ASSETS	1,309,145	1,112,607	1,043,704
LIABILITIES AND EQUITY			
Accounts Payable	212,389	212,594	40,692
Unearned Revenue	99,544	11,111	8,218
Line of Credit	346,632	352,560	353,244

Paypal Loan	57,051	-	-
Shopify Loan	369,823	164,145	-
Stenn Loan	26,114	-	-
Vehicle Loan	26,283	31,431	44,247
Other Current Liabilities	22,861	32,068	26,554
Total Current Liabilities	1,160,697	803,909	472,955
SBA Loan	297,600	298,500	298,500
Freezer Loan	39,000	46,300	62,800
Building Loan	115,792	121,458	118,434
Total Non-Current Liabilities	452,392	466,258	479,734
TOTAL LIABILITIES	1,613,088	1,270,167	952,689
EQUITY			
Member's Capital	32,937	50,877	56,671
Accumulated Deficit	(336,881)	(208,437)	34,344
TOTAL EQUITY	(303,944)	(157,560)	91,015
TOTAL LIABILITIES AND EQUITY	1,309,145	1,112,607	1,043,704

The following significant events also occurred related to the Company's outstanding loans presented in the preceding Balance Sheet as of June 30, 2024:

- The Line of Credit with FBN Finance was rolled over to the current year and will mature on March 1, 2025. As of June 30, 2024, the outstanding balance of the Line of Credit is $346,632
- The Shopify Loan as of June 30, 2024, had an outstanding balance of $369,823. This amount includes $129,600, consisting of principal and interest, granted on February 27, 2024, and repaid on June 12, 2024. The remaining balance will mature on December 10, 2025.
- A PayPal Working Capital loan, entered into by the Company on February 21, 2024, for a principal amount of $127,000, had an outstanding balance of $57,051 as of June 30, 2024. The repayment rate is 30% based on the portion of the Company's periodic sales which are processed by Paypal.
- On April 18, 2024, the Company entered into an agreement with Stenn to sell future receivables for $240,000. The total amount of future receivables sold was $258,064.52, with a discount rate of 7.00%. Payments were collected weekly, and Stenn received 22.00% of each collection. As of June 30, 2024, the remaining balance of $26,113.99 has been fully paid, completing the terms of the purchase.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF HEARTSTONE

Meat You Can Trust

Heartstone Farm is revolutionizing the way consumers purchase meat and the way farmers sell their livestock. Our direct-to-consumer model bypasses supermarkets and the monopoly meat processors. We have built an alternative supply chain, having joined up with over 50 …

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ESTD 2013
HEARTSTONE
· FARM ·
WE RAISE MEAT
YOU CAN TRUST

$0 Raised

Get Equity
$15.00 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$300	$15M

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

 Heartstone Farm has served over 17K customers with 8K+ five-star reviews and 130% year-over-year growth in the first 6 months of 2024.* Currently operating in 15 states, we plan to expand further across the country.

 We're upending the meat supply chain by bypassing the "Big 4" meat processors that dominate 85% of the industry. Consumers want choices they're not finding in supermarket meat cases.

 At the heart of our brand is "Farmer Dan," a genuine, trustworthy figure embodying our values. Dan Kaplan, a serial entrepreneur turned farmer, brings 45+ years of experience and five business exits.

First six months of 2024 compared to the first six months of 2023. During the same timeframe, the Company's Cost of Goods Sold increased by 132% and Expenses increased by 143%.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Dan Kaplan • Founder, CEO, Sole Director and Principal Financial Officer

Dan, a lifelong meat lover whose favorite meal is a good burger, founded Heartstone Farm due to his distrust of supermarket meat. Aspiring to be a farmer from his childhood in Kansas, Dan achieved this dream after a 45-year career as a serial entrepreneur. He ...

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Tara Hesseltine • Co-founder & Farm Manager

Tara is Dan's partner and co-founder Heartstone Farm. Tara is responsible for overseeing operations on our farm, where we raise beef cattle. She is passionate about ensuring that all of the meat we sell is sourced from farms with a commitment to the humane ...

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Sean Vealey • VP of Operations



Sean, who joined Heartstone Farm 2 years ago, manages shipping, warehouse, HR, inventory, and business operations. He brings over 25 years of experience in logistics and fulfillment, including 15 years at Sysco.

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THE PITCH

Pasture-Raised, Farm-to-Table Meat You Can Trust

At Heartstone Farm, we don't trust supermarket meat and we aren't cut out to be vegetarians, so a few years ago, we bought a farm to raise our own. Starting with just five cows, we shared our bounty with friends and family. Within months, word spread about our high-quality meat. We built a website, and before long, our business was booming.

Our vision of raising all-natural, hormone-free, antibiotic-free, and humanely raised meat remains as strong as ever. We have seen that what began as a small farm operation has now become a uniquely positioned and growing business.



In the first six months of 2024, our sales have more than doubled compared to last year*, and we have shipped over 15,000 orders. We believe this strong growth demonstrates that we have tapped into an underserved market.

*During the same timeframe, the Company's Cost of Goods Sold increased 132% and Expenses increased 143%.

Consumers want meat they can trust—meat that is more nutritious, naturally pasture-raised, and better tasting.[1] Increasingly, they are turning to online channels to bypass the supermarket.[2]

We believe our growth is a result of our unwavering commitment to our mission and our ability to respond effectively to consumer demand.

We take care of our animals, and we take care of our customers. This approach isn't just the right way to raise and sell meat; it's what we believe to be a formula for a successful and sustainable business.

 **FARM TO TABLE**

 **NO ANTIBIOTICS OR HORMONES**

 **HUMANELY RAISED**

The Heartstone Commitment:

- **Farm-to-Table** – We offer our customers beef, chicken, pork, and turkey sources directly from family farms in the Northeast U.S.
- **No Antibiotics or Hormones** – Our meat comes from animals who are never given antibiotics or hormones, resulting in healthier meat for you and your family.
- **Humanely Raised** – We are committed to treating our animals with respect, providing them with the space and care they deserve.

At Heartstone Farm, "farm-to-table" is more than a marketing slogan – it's our mission. We deliver delicious, ethically sourced meat you can feel good about while supporting local farmers and a sustainable future.

Heartstone Farm – where quality, taste, and sustainability come together.

THE PROBLEM & OUR SOLUTION

Disrupting the Industrial Meat Industry

Americans are the world's second-largest meat consumers, averaging 282 pounds per person annually.[3] However, they are increasingly dissatisfied with meat laden with antibiotics and hormones from animals raised in inhumane conditions. Supermarket options are limited, with **only four companies controlling 85% of U.S. meat production**, prioritizing profit over consumer health and animal welfare. This has driven consumers online, where 18.6% of meat purchases are made, a figure expected to reach 30% by 2028.[4] Additionally, **55% of consumers** demand transparency beyond labels, seeking meat from humanely treated animals.[5]

THE PROBLEM





LACK OF TRANSPARENCY



DOMINANT BIG MEAT PROCESSORS



STRUGGLING FARMERS



FACTORY FARM PRACTICES

Heartstone Farm meets the growing consumer demand for transparency and quality by providing a direct connection between farmers and consumers. Our new customers are making a choice—based on our post-purchase survey, 55% of them were previously purchasing their meat at the supermarket.

We eliminate the middleman to deliver farm-fresh quality our customers can trust. We source all our meat—beef, chicken, pork, and over 100 varieties—directly from our own farm and a network of more than 50 trusted family farms. Our farm partners share our commitment to ethical practices and humane animal treatment. This meticulous approach ensures exceptional quality and flavor in every bite. By carefully vetting our producers, we guarantee delicious, all-natural meat that's better for consumers and better for the animals.

OUR SOLUTION

 Trusted online marketplace for high-quality meats

 We vet producers & curate products for customers

 High standards for quality and animal treatment

 Emphasis on local, small family farms

 Shortened supply chain

Heartstone Farm is about more than just taste; it's about trust and transparency. Leading the charge is Farmer Dan, the real and relatable face of our brand. He embodies our values of quality and ethical sourcing, providing you with peace of mind about where your food comes from.



IT'S BEEN AN EXCELLENT PARTNERSHIP

"I"ve been raising beef for 25 years - and sold to lots of different processors. I've been working with Heartstone Farm for three years now and it's the first time I've felt it was a real partnership - where they have my best interests at heart."

BEN NOTTERMANN
SNUG VALLEY FARM, VERMONT

The above testimonial may not be representative of the opinions or experiences of other Heartstone Farm partners and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

The Rise of Online Meat Sales

Heartstone Farm is aiming to seize the opportunity presented by the booming online meat market, projected to reach $70 billion by 2025, with online meat sales expected to capture 30.6% market share by 2028.[4]



PROJECTED ONLINE MEAT SALES
(% of all meat sales completed online in the U.S.)

18% 2024

30% 2028

Source

Consumers are increasingly demanding healthy, sustainable, and convenient options. Heartstone Farm delivers exactly that: farm-to-table freshness, trusted transparency, and doorstep convenience. This surge in the meat industry and the growth of online ordering present a unique opportunity for Heartstone Farm to capitalize on our commitment to quality, ethical sourcing, and farm-to-table freshness.

SOLID CUSTOMER BASE



17,000+
Loyal Customers



8,500+
5-Star Reviews



27 New Customers Joining Heartstone Farms Every Day

130%
Year-Over-Year Revenue Growth In 2024*

50%
Of Sales From Subscriptions in 2024 so far**



During the same timeframe, the Company's Cost of Goods Sold increased 132% and Expenses increased 143%.

Heartstone Farm doesn't just talk farm-to-table; we live it. This dedication is reflected in our 8,500+ glowing customer reviews (average 4.9 out of 5 stars) and our commitment to a customer-centric experience. With a robust online platform and fulfillment operation, we deliver directly to your doorstep, averaging over 2,700 orders each month. By prioritizing trust, quality, and ethical sourcing, Heartstone Farm offers a clear distinction from competitors, building lasting customer loyalty.



IF YOU HAVENT MADE THE SWITCH FROM GROCERY STORE MEAT YOU ARE MISSING OUT ON WHAT REAL MEAT TASTES LIKE

DAVID JOHNS, VIRGINIA

The above testimonials may not be representative of the opinions or experiences of other Heartstone Farm customers and are not a guarantee of future performance or success.

WHY INVEST

Join the Heartstone Farm Family

A TRUSTED BRAND FOR FARM TO TABLE



Heartstone Farm goes beyond delivering delicious, ethically sourced meat—we're building a loyal community, an "extended farm family," united by a shared passion for quality and sustainability. With a proven business model, a passionate customer base, and a network of dedicated partner farms, we believe we're poised for growth. Our mission is to expand across the U.S., offering delicious, ethical meat to more customers, benefiting everyone: you, the farmers, the animals, and the planet.

Our mission is to create a sustainable business. We have an experienced team, with the hands-on business skills that it takes to operate a successful, growing operation.

Become part of the future of food. Invest in Heartstone Farm today!

ABOUT

HEADQUARTERS

**128 PAINE RD, ME
CHARLESTON, ME 04422-3424**

WEBSITE

View Site ↗

Heartstone Farm is revolutionizing the way consumers purchase meat and the way farmers sell their livestock. Our direct-to-consumer model bypasses supermarkets and the monopoly meat processors. We have built an alternative supply chain, having joined up with over 50 farmers in the Northeast U.S., who provide some of the highest quality beef, chicken, turkey, and pork-free from antibiotics and hormones. With over 17,000 lifetime customers, we believe our business is experiencing remarkable growth, with a 130% year-over-year increase in revenue in the first half of 2024.* To meet the customer demand and expand our network of family farms, we are raising to deliver superior, true farm-to-table meat to more American consumers.

TERMS
Heartstone

Overview

PRICE PER SHARE	**VALUATION**
$15	$15M
DEADLINE ⓘ	**FUNDING GOAL** ⓘ
Nov. 21, 2024 at 7:59 AM UTC	$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ	**OFFERING TYPE**
$300	Equity
MAX INVESTMENT ⓘ	**ASSET TYPE**
$1,234,995	
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
1,000	Common Stock
MAX NUMBER OF SHARES OFFERED	
82,333	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maine Seed Capital Tax Credit Program

For Maine taxpayers only: Heartstone Farm has been approved as a qualified investment under the Maine Seed Capital Tax Credit Program, which provides a non-refundable credit over four years for up to 40% of your total investment in the Company. Investors with Maine source income tax liability are eligible to take advantage of the credit upon submission of an application with the Finance Authority of Maine.

Investment Incentives & Bonuses*

Loyalty Bonus: 10%

Heartstone Farm customers and supporters who registered before the launch to receive "Early Bird" notification, are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive:

Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap

10% off your next order

Tier 2 Perk: Invest $5,000+ and receive:

5% Bonus shares

10% off all orders for 3 months

A Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap

A set of Heartstone Farm Steak Knives

An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply) OR a Pasture-Raised 5-7 lb Holiday Prime Rib Roast (delivered in time for Christmas - limited supply

An invitation to annual Owner's Day barbecue held each summer at Heartstone Farm **

Tier 3 Perk: Invest $10,000+ and receive:

10% Bonus shares

10% off all orders for 6 months

A Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap

A set of Heartstone Farm Steak Knives

Either An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply) OR a Pasture-Raised 5-7 lb Holiday Prime Rib Roast (delivered in time for Christmas - limited supply)

An invitation to annual Owner's Day barbecue held each summer at Heartstone Farm**

Tier 4 Perk: Invest $20,000+ and receive:

10% Bonus shares

10% off all orders for 12 months

A Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap A set of Heartstone Farm Steak Knives

An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply)

A Pasture-Raised 5-7 lb Holiday Prime Rib Roast (delivered in time for Christmas - limited supply)

Receive a one year subscription of a meatbox of your choice

An invitation to annual Owner's Day barbecue held each summer at Heartstone Farm**

Tier 5 Perk: Invest $50,000+ and receive:

10% Bonus shares

10% off all orders for 12 months

An invitation to an exclusive dinner at Heartstone Farm for you and three guests with Farmer Dan (includes overnight lodging)

A Heartstone Farm Owner's Cap OR Heartstone Farm Knit Winter Cap

A set of Heartstone Farm Steak Knives

An All-Natural 14-16 lb Turkey (delivered in time for Thanksgiving - limited supply)

 A Pasture-Raised 5-7 lb Holiday Prime Rib Roast (delivered in time for Christmas - limited supply)

An invitation to annual Owner's Day barbecue held each summer at Heartstone Farm**

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***Travel and lodging expenses are not included with this perk.*

The 10% StartEngine Venture Club Bonus

Heartstone Farm, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $15.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

What could be more important than the food you eat - Knowing where it came from, whether it's safe and nutritious, whether it's ethical and sustainable?

At Heartstone Farm we're giving consumers a way to get meat they can trust, meat that was raised humanely, without hormones or antibiotics.

We're also giving farmers in New England and the northeast - farmers who raise some of the best chicken, pork, beef and turkey you've ever had - we're giving them a way to actually make a living doing what they love.

That's our mission - that's our cause - and I'd like to tell you why it's important - and how you can join us as an owner of Heartstone Farm.

Our business model is hardly new. It's the way things were - before supermarkets. Before monopoly meat processors. Before antibiotics, hormones and feedlots turned the meat supply chain into a profit-driven, drug-infested, producer of tasteless burgers.

At Heartstone Farm - we're changing the way families get their meat - and the way farmers sell their meat.

In the last 3 years, we've served over 15,000 customers - from Maine to Virginia and all the states in between. We have more than 8,000 5-star reviews. We're proud to have earned the trust of our customers through delivering high quality meat and exceptional customer service. More than half our sales are subscriptions - folks who have signed up to get a monthly meat box.

Our business is growing - in the first six months of 2024 - our sales are more than double from a year ago.

By making an investment in Heartstone Farm, you're becoming a part owner of the business. But this is more than a random investment. You're helping us serve more communities, families, and farmers throughout the Northeast United States.

I've spent my professional life as an entrepreneur. But deep down, ever since I was a kid, I always wanted to be a farmer. So, 10 years ago, I started Heartstone farm. We started raising beef cattle here, just a few at first, then we started sharing and selling the meat with friends and family. And people loved the meat and they especially loved knowing where it came from.

In the last few years, we've gotten lots of new customers.

We've come to realize that what we're doing is creating a meat supply chain that bypasses the big meat companies - and the supermarkets. It's true farm to table.

That's our mission. To provide better meat, where you know where it came from, that you can know the farm that it came from, that it doesn't contain antibiotics, and that it was raised humanely. And most of all, and surely super important, is that it's delicious.

We decided that the way to grow this business was to get investors but we didn't want to go to venture capital or anything like that. We really wanted this to be kind of grass roots, like the beef I raise. We're excited to be creating an investment opportunity that everybody, especially our customers and our supporters can take part in and help to grow our business, help to deliver better meat to more people. That's really what we're doing.

So, yes, we're building a solid business. And at the time we're doing something important - that's good for farmers, good for families.. We hope you'll join us as an investor, as an owner, of Heartstone Farm..

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]





🍔 FREE GROUND BEEF IN EVERY ORDER WHEN YOU SUBSCRIBE →

ESTD 2013 HEARTSTONE FARM

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STAY TUNED FOR OUR ANNOUNCEMENT
AN INVITATION TO BECOME AN OWNER OF HEARTSTONE FARM

GET FULL DETAILS AND EARLY NOTIFICATION

Heartstone Farm is revolutionizing the way consumers purchase meat - and the way farmers sell their livestock.

A growing number of consumers are seeking out meat that is pasture-raised, without antibiotics and hormones - and sourced from small family farms. Each day we gain more customers looking for an alternative source for meat. To meet that need, more small farmers have joined our network.

In the next few weeks, we will be making a major announcement about an opportunity to help us grow our business and become an actual owner of Heartstone Farm.

To receive full details and an early notification, please fill out this form.

There is no obligation.

First Name: First Name

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Email: Email

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NOTIFY ME!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.



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© 2024, Heartstone Farm • 128 Paine Rd, Charleston, ME 04422

FROM Farmer Dan at Heartstone Farm \<farmerdan@heartstonefarm.com\>

SUBJECT [PREVIEW] Get Ready! Your Opportunity to Own a Piece of Heartstone Farm is Coming Soon

Hi Dan,

Thank you for signing up to get "Early Bird" notification about Heartstone Farm's investment opportunity!

Before we officially launch, I wanted to take a moment to share why this opportunity is special and why we chose this path for raising capital.

Growing businesses like ours often turn to venture capital for start-up funding—and we've certainly had offers. But that route didn't align with our values.

Heartstone Farm is a grassroots business. We're built on trust, community, and a commitment to doing things the right way. That's why <u>I wanted to give our supporters and customers, like you, the chance to be part of our journey</u>.

We've chosen a relatively new approach called <u>Regulation Crowdfunding</u>. This allows companies like ours to raise capital from the public, giving investors the chance to hold partial ownership in the company and potentially benefit as we grow.

<u>What's great about crowdfunding is that it opens the door for everyone—not just millionaires</u>—to invest and be part of something meaningful. In the past, startups could only offer securities to accredited investors, navigating complex federal and state regulations.

But with Regulation Crowdfunding, our loyal supporters and customers can now legally invest.

We'll be launching our campaign on <u>StartEngine</u>, a leading platform in this space (<u>and yes, Kevin O'Leary from Shark Tank is one of their investors!</u>). They're handling all the requirements for our campaign, so you can rest assured that everything is in good hands.

I'm really excited about this, and I hope you are too!

<u>Stay tuned for more details—your opportunity to own a piece of Heartstone Farm is just around the corner.</u>

Warm regards,

 – Farmer Dan
heartstonefarm.com

PS – The lawyers tell me I have to include the following in any email about this: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

FROM   Farmer Dan at Heartstone Farm <farmerdan@heartstonefarm.com>

SUBJECT   [PREVIEW] Become an owner of Heartstone Farm

Hi Dan,

I've got some exciting news I wanted to share with you as one of our most loyal supporters.

But first I have a question – <u>Would you be interested in being an owner of Heartstone Farm?</u>

As you know, we've been growing – with more folks like yourself seeking out meat they can trust. Meat that doesn't come from factory farms, without antibiotics and hormones – from farms like ours in New England and the Northeast.

I believe we're building an alternative to the Big 4 meat processors (two of which are foreign owned) who control 85% of the meat supply in the US.

We're on an important mission – but like many small farms and small businesses, we'll need an investment.

We could go the route of getting an investment from venture capital (we've had offers).

But that didn't feel right. It's not consistent with our values.

<u>What does feel right is to invite our most loyal supporters – our best customers – to join us as owners of Heartstone Farm.</u>

We're not ready yet to release all of the details.

[But you can sign up today to get early notification](#) – and to get all the details. (One detail I can share is this – investment options will start at $250.)

By signing up you're under no obligation.

[CLICK HERE](#) to get on our "Early Bird" notification list.

I'm excited about this – as I hope you will be.

Thank you for your support – we could not do what we're doing without you.

 - Farmer Dan
heartstonefarm.com

PS – The lawyers tell me I have to include the following in any email about this: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.